SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 4, 2007 filed by the Company with the Comisión Nacional de Valores:

By letter dated July 4, 2007, the Company reported that it has incorporated Solares de Santa María S.A.(Solares), a wholly owned subsidiary to be used as a vehicle, together with third party investors, for a development project in a 70 hectare plot of land (the Project) located in the city of Buenos Aires, in the former Ciudad Deportiva de Boca Juniors. To that effect, the Company sold such plot of land to Solares.

The Project will have offices, hotels, shops, nautical and sport clubs, and infrastructure such as schools, supermarkets, parking spaces, etc. as it has been conceived as a new neighborhood within the city of Buenos Aires. This neighborhood will have the special appeal of the green and water presence, two elements that will define the Project’s urban structure with its water mirrors (canals), parks and public forests, and broad boulevards.

The Project presented to the governmental authorities, which was the result of the study of different proposals suggested by the COPUA (Consejo del Plan Urbano Ambiental) advisers, contemplates the assignment of 358,000 square meters to be destined to become public parks including a 90,000 square meter green sector, boulevards that will allow to visit and walk around the neighborhood; the transference of all water areas for public use, specifically the zone in front of the commercial area, which could become in the future a marina. With this Project the river presence in this part of the city is recovered for the general public.

In order to optimize and achieve the Project start up, and while the Company awaits the city government approvals and authorizations; the Company has contacted national and international investors with experience in this type of real estate developments.

Pursuant to the Project, the Company sold in commission 31,491,932 shares representing 10% of Solares capital stock to Mr. Israel Sutton Dabbah, part of the Sutton Group for US$ 10,600,000 to be paid in the following manner: (i) US$ 1,500,000 as a first installment; and (ii) the purchase balance price US$ 9,100,000 payable on December 26, 2007.

In the Purchase Agreement in relation to the aforementioned shares, it was granted to the sellers (the Company and its subsidiary Palermo Invest S.A.) a first grade pledge on certain assets owned by the buyer, in order to secure the payment of the price agreed in the Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: July 4, 2007